Mail Stop 4561

April 17, 2008

VIA U.S. MAIL AND FAX (310) 395-2791

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

   Re: **The Macerich Company**
     Form 10-K for Fiscal Year Ended
     December 31, 2007
     Filed February 27, 2008
     File No. 001-12504

Dear Mr. O'Hern:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Consolidated Statements of Operations, page 63

1.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Within your response, specifically address your omission of a line item for income before tax, minority interest, and equity in income, your placement of gain on sale of assets, loss on early extinguishment of debt, and minority interest in operating partnership, and your use of the subtotal called income before minority interest and preferred dividends.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Accounting for the Impairment of Disposal of Long-Lived Assets, page 70

2.   Please tell us why management believes that an undiscounted cash flow analysis is the best method of determining fair value when computing the amount of impairment loss, if any. Please cite all authoritative literature relied upon.

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d) and you have removed "(or persons performing the equivalent functions)" from paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief